UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16

UNDER THE SECURITIES EXCHANGE ACT OF 1934

April 23, 2013

Commission File Number: 001-35548

EDWARDS GROUP LIMITED

(Name of Registrant)

Manor Royal

Crawley

West Sussex

RH10 9LW

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F  ☒            Form 40-F  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ☐

Edwards Group Limited Announces Filing and Availability of Annual Report on Form 20-F

Crawley, West Sussex, United Kingdom, April 23, 2013 — Edwards Group Limited (NASDAQ: EVAC) (“Edwards” or the “Company”) today announced that the Company has filed its 2012 Annual Report on Form 20-F (“2012 Form 20-F”), which includes the audited financial statements for the fiscal year ended December 31, 2012, with the United States Securities and Exchange Commission and it can be accessed at www.sec.gov.  The 2012 Form 20-F has also been posted on the Company’s website and it can be accessed and downloaded electronically at www.edwardsvacuum.com.

The Company will deliver a paper copy of the 2012 Form 20-F free of charge to any shareholder within a reasonable time after request. To obtain a paper copy please complete the ‘contact us’ form on our website.

Investor Relations

Ross Hawley

Head of Investor Relations

Edwards

+44 (0) 1293 528844

investors@edwardsvacuum.com

About Edwards

Edwards is a leading developer and manufacturer of sophisticated vacuum products, abatement systems and related value-added services.  These are integral to manufacturing processes for semiconductors, flat panel displays, LEDs and solar cells; are used within an increasingly diverse range of industrial processes including power, glass and other coating applications, steel and other metallurgy, pharmaceutical and chemical; and for both scientific instruments and a wide range of R&D applications.

Edwards has over 3,200 full-time employees and 500 temporary workers operating in approximately 30 countries worldwide engaged in the design, manufacture and support of high technology vacuum and exhaust management equipment.

Edwards American Depositary Shares trade on The NASDAQ Global Select Market under the symbol EVAC. Further information about Edwards can be found at www.edwardsvacuum.com.

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SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Dated: April 23, 2013	EDWARDS GROUP LIMITED

	By:	/s/ Adam Ramsay

	Name:	ADAM RAMSAY

	Title:	LEGAL DIRECTOR

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